UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amended FORM C-AR
UNDER THE SECURITIES ACT OF 1933

☑ Form C-AR: Annual Report

Name of issuer
Vestaboard, Inc.

Legal status of issuer
    Form
        Corporation

    Jurisdiction of Incorporation/Organization
        Delaware

    Date of organization
        August 5, 2015

Physical address of issuer
1777 Yosemite Avenue, Suite 220, San Francisco, CA 94124

Website of issuer
http://www.vestaboard.com

Current number of employees
15

May 19th, 2023

Amended FORM C-AR

Vestaboard, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C AR) is being furnished by Vestaboard, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://http://www.vestaboard.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Amended Form C-AR is May 19th, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could af ect its actual operating and financial performance and cause its performance to dif er materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to dif er may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,738,815	$2,403,793
Cash & Cash Equivalents	$685,015	$281,706
Accounts Receivable	$54,711	$113,554
Short Term Debt	$71,648	$158,043
Long Term Debt	$6,662,207	$2,044,721
Revenue/Sales	$10,639,654	$7,616,198
Cost of Goods Sold	$7,566,174	$6,203,030
Taxes Paid	$2,050	$129
Net Income	$-2,517,814	$-2,203,591

Vestaboard, Inc.



ANNUAL REPORT

1777 Yosemite Avenue

San Francisco, CA 94124

(650) 678-0664

http://www.vestaboard.com

This Annual Report is dated May 19th, 2023.

BUSINESS

Vestaboard, Inc. is the maker of Vestaboard, a beautiful smart messaging display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. The company began mass production in December of 2020 and delivered a total of approximately 7,400 displays as of December 31, 2022.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50
Number of Securities Sold: 5,000,000
Use of proceeds: Working Capital
Date: August 3, 2015
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: May 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100,000
Use of proceeds: Working Capital
Date: July 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50.00
Number of Securities Sold: 50,000
Use of proceeds: Working Capital
Date: July 01, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: July 08, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity

Final amount sold: $100.00
Number of Securities Sold: 100,000
Use of proceeds: Working Capital
Date: July 18, 2018
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: March 07, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: March 19, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: April 19, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: April 22, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock

Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: July 18, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25.00
Number of Securities Sold: 25,000
Use of proceeds: Working Capital
Date: September 10, 2019
Offering exemption relied upon: 25102(f)

Name: Series 1-A Preferred Stock
Type of security sold: Equity
Final amount sold: $566,268.95
Number of Securities Sold: 786,480
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-B Preferred Stock
Type of security sold: Equity
Final amount sold: $483,731.05
Number of Securities Sold: 413,439
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $2,885,000.00
Number of Securities Sold: 1,697,042
Use of proceeds: Research and development, sales and marketing and administration
Date: August 26, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $370,000
Number of Securities Sold: 217,643
Use of proceeds: Research and development, sales and marketing and administration
Date: October 14, 2020
Offering exemption relied upon: 506(c)

Name: Series 1-C Preferred Stock
Type of security sold: Equity
Final amount sold: $1,115,043.50
Number of Securities Sold: 655,899
Use of proceeds: Research and development, sales and marketing and administration
Date: June 18, 2021
Offering exemption relied upon: 506(c)

Name: Series 2-C Preferred Stock
Type of security sold: Equity
Final amount sold: $330,206.30
Number of Securities Sold: 194,239
Use of proceeds: Working Capital
Date: Mar 17, 2021
Offering exemption relied upon: Regulation CF

The Company has currently reserved up 975,971 shares of common stock for the issuance of options to employees, contractors and other advisors to the business with 137,231 available as of March 31, 2023.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

The Company was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of their smart messaging display product. The Company's headquarters are in San Francisco, California. The company began operations in 2015. As of December 31, 2022, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a possible crowdfunding campaign (see Note 9) and Rule 506(c) accredited investor offering and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital, it may be forced to dramatically alter or cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Revenue

Revenue for fiscal year 2022 was $10,639,654 and revenue for fiscal year 2021 was $7,616,198. The Company expects to increase revenue in 2023, which may not occur.

The Company made its first delivery of units in August 2020 and began mass production In November 2020. As of December 31, 2022, the Company had shipped approximately 7,400 displays and forecasts 4,500 displays sold in 2023, which could be overestimated and is subject to many factors that may make the goal unachievable. The Company launched a premium software subscription in 2022.

Cost of goods sold

Cost of goods sold in 2022 was $7,566,174 and cost of goods sold in 2021 was $6,203,030.

Gross margins and operating income

Gross margin in 2022 was 28.8% and the company's gross margin in 2021 was 18.5%. The Company's operating loss in 2022 was -$2,161,703 and in 2021 was -$2,203,591.

Expenses

In 2022 approximately 22% of the Company's operating expenses were R&D-related expenses, and 40% was spent on Marketing costs for Vestaboard. In 2021 25% of the company's OPEX was spent on R&D, and 39% on Marketing for Vestaboard.

Cash flows

The Company's operating cash outflows were $3,250,570 in 2021 and $3,563,692 in 2022. The Company estimates that it will lower its operating cash outflows in 2023, but there is no certainty of that occurring.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $685,015.00. The Company has minimal access to loan or credit facilities and considers raising equity a priority.

Debt

Debt as of December 31, 2022

Creditor: American Express
Amount Owed: $238,982.73
Interest Rate: 6.99%
Maturity Date: n/a

Creditor: Bank of America Mastercard
Amount Owed: $50,233.72
Interest Rate:9.99%
Maturity Date: n/a

Creditor: Shopify Capital
Amount Owed: $14,448
Interest Rate: 10.03%
Maturity Date: n/a

Creditor: Convertible Note Participants
Amount Owed: $6,337,564.87
Interest Rate: 6.00%
Maturity Date: June 30, 2023

From July 1, 2021 through December 31, 2022 the Company has issued $6,337,564.87 in convertible notes which bear an interest rate of 6% per annum. For all series of convertible notes the conversion rate is a 20% discount to the price per share paid by the cash purchasers in a qualified equity financing that occurs prior to the maturity date of June 30, 2023. Notwithstanding the foregoing, if the Company issues $2,000,000 in Series 2022C convertible notes, the Company has a right to convert all series of convertible notes at a $35m valuation based on the amendments to the Series 2021A, Series 2022A, and Series 2022B and the actual terms of the Series 2022C convertible notes. As of December 31, 2022 the Company had issued $1,837,564.87 in Series 2022C convertible notes and expects to issue $2,000,000 and convert the notes prior to June 30, 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dorrian Porter

Position: CEO and President
Dates of Service: August, 2015 - Present
Responsibilities: Overall stewardship of the business and presently sole director. In 2023, Mr. Porter is currently receiving an annual compensation of $200,000 for his role as CEO. The Company has advanced funds to Mr. Porter as a loan for which there has been some forgiveness. Please refer to the Related Party Transactions section for further details. Mr. Porter commits a full-time schedule to Vestaboard.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Dorrian Porter
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 48.79%

RELATED PARTY TRANSACTIONS

Name of Entity: Dorrian Porter
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018. Between 2015 and 2022, the Company has an outstanding loan amount from Mr. Porter of a total sum of $375,000 as calculated on December 31, 2022, inclusive of interest. $190,000 was approved by a majority of non-interested shareholders on July 1, 2021. $185,000 remains subject to approval by a majority of non interested shareholders which the Company expects to receive prior to June 30, 2023. The full balance of the promissory note, including any accrued interest, is due and payable on December 31, 2025. The annual interest rate is 3%. Mr. Porter may pre-pay the promissory note early without penalty.

OUR SECURITIES

The Company has authorized Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1 - C Preferred Stock, Series Seed 2 - C Preferred Stock, Series Seed 1 - D, and Common Stock.

- **Series Seed 1-A Preferred Stock**

The amount of securities authorized is 786,480 with a total of 786,480 outstanding.

Voting Rights
1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Voting Rights.

(a) The holders of record of the shares of Series Seed 1 Preferred Stock, exclusively and as a separate series, shall be entitled to elect one director of the Corporation, the holders of record of the shares of Common Stock and Series Seed 1 Preferred Stock, voting together as a single class, shall be entitled to elect one director of the Corporation and the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed 1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Series Seed 1 Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed 1 Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed

1-B Preferred Stock and the Series Seed 1-C Preferred Stock shall vote together as a single class of Series Seed 1 Preferred Stock on all matters. Each holder of Series Seed 1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 1-A Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $.72 per share for the Series Seed 1-A Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $.72 per share for the Series Seed 1-A Preferred Stock.

- **Series Seed 1-B Preferred Stock**

The amount of securities authorized is 413,439 with a total of 413,439 outstanding.

Voting Rights
1 vote per share

Material Rights

Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights
Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any

declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.17 per share for the Series Seed 1-B Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.17 per share for the Series Seed 1-B Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.17 per share for the Series Seed 1-B Preferred Stock.

- **Series Seed 1 - C Preferred Stock**

The amount of securities authorized is 2,352,941 with a total of 2,352,941 outstanding.
Voting Rights
1 vote per share

Material Rights
<u>Voting Rights for Series Seed 1 Preferred Stock & Common Stock</u>

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

<u>Other Material Rights</u>
Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 1-C Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 1-C Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 1-C Preferred Stock.

- **Series Seed 2 - C Preferred Stock**

The amount of securities authorized is 588,235 with a total of 194,239 outstanding.

Voting Rights
There are no voting rights associated with Series Seed 2 - C Preferred Stock.

Material Rights
Voting Rights for Series Seed 2 Preferred Stock

The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Other Material Rights

Dividend Provisions The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 2-C Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 2-C Preferred Stock

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 2-C Preferred Stock.

Other Material Rights

Dividend Provisions
The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $3.45 per share for the Series Seed 1-D Preferred Stock.

Liquidation Preference In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $3.45 per share for the Series Seed 1-D Preferred Stock.

Redemption The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $3.45 per share for the Series Seed 1-D Preferred Stock.

- **Common Stock**

The amount of securities authorized is 10,642,066 with a total of 5,555,884 outstanding.

Voting Rights
Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights
Voting Rights for Series Seed 1 Preferred Stock & Common Stock

Pari passu with Series Seed 1 Preferred Stock & Common Stock as detailed in Series Seed 1-A Preferred Stock entry and Corporate Documents.

Other Material Rights

Dividend Rights Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

Redemption The Common Stock is not mandatorily redeemable.

Protective Provision The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and the products provided by our competitors. Our growth is subject to many factors, including our success in implementing our business strategy and launching new products, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth referenced should not be taken as indicative of our future growth.

Any valuation at this stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is in need of equity funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to more equity capital and credit in order to support our working capital requirements as we grow, including in the near term. It is a difficult environment for start-ups to obtain credit on favorable terms. If we cannot obtain equity capital or credit when we need it, we could be forced to modify our growth plans, or take some other action. Issuing more equity will likely require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations or taking drastic steps to alter operation, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed

Future financings

The Company may never consummate future equity financings. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, you could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Some of our products are still in prototype phase and might never be operational

products

It is possible that the second product may never be an operational product or that the second product may never be launched. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only just begun research and development of our second product. Delays or cost overruns in the development of the second product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

We may have difficulty raising needed capital in the future as a result of, among other factors, revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. These additional funds may be acquired through credit. If we can not obtain credit when we need it, we could be forced to raise additional equity capital, or we may be required to delay, reduce the scope of or eliminate our growth plans or take some other action, which may materially harm our business, financial condition and results of operations. To the extent that we raise additional equity capital, it may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide the capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of capital or credit could result in the Company performing below expectations, which could adversely impact the clause of your investment.

Our new product could fail to achieve the sales projections we expected

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will be able to provide the service at a level that allows the Company to make a profit and still attract business.

We are an early stage company and have not yet generated any profits

Vestaboard began shipping in Q4 2020 and since then has shipped approximately 7,400 units as of December 31, 2022. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vestaboard has incurred a net loss and has not reached profitability since its inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history

While we have shipped more than 7,400 units, we are still an early stage company with limited revenue and operating history. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price Vestaboard right and sell Vestaboard to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. As the market for our products evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers on terms or based on pricing models that we have relied on so far. In the future, we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to increase our products without additional revenue to remain competitive, all of which could harm our results of operations and financial condition.

If our existing customers do not continue to use our products and renew their subscriptions, it could have an adverse effect on our business and results of operations.

Currently a small portion of our revenue comes from renewals of existing subscriptions for our software and we plan to make subscription software a key part of our second product, if it is launched. As a result, achieving a high renewal rate of our subscriptions will be critical to our business. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Terms of our subscriptions typically range from one to three years. Our customers' usage of our products and renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products' ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, the pricing of our, or competing, products, and our customers' own budget priorities and fluctuations in spending. Even if our customers renew their subscriptions, they may renew for terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow slower than expected or decline and our net expansion rate may decline.

Risk of refunds of deposits

It is possible that our products sell out in the short term (notably Vestaboard White has already sold out) and we have to collect cash deposits for the future delivery of Vestaboard. In doing so the Company can create a significant unearned revenue liability if it fails to deliver the product or receive requests for a refund of the deposit. Customers who place deposits have no legal obligation to complete their order, and Vestaboard offers a right to a refund of the deposit to all customers. Delays or other reasons could affect customer's desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds.

Tariffs and tradewars

Changes in U.S. trade policy has triggered actions affecting doing business in China, where we manufacture Vestaboard with a third party contract manufacturer, resulting in increased costs for goods imported into the U.S.. These tariffs and trade wars may reduce customer demand for Vestaboard and could cause existing customers to reconsider their order not just in the U.S. but around the globe and in other countries where we have sold Vestaboad, including but not limited to Australia, Canada, United Kingdom, Germany and many western European countries.

Management team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter and our head of manufacturing Ian Guyer, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish our business.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have patents that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business.

Our partner factory is located in China

Vestaboard is manufactured by a partner factory in China. As a result of the COVID-19 pandemic, China has implemented significant governmental measures to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result, our partner factory may not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. If our partner factory's manufacturing operations are curtailed, we may need to seek alternative manufacturing sources, which may be more expensive, cause delays or not available at all.

Unfavorable conditions in the global economy or reductions in spending for products like ours could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia-Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology, smart home or digital signage spending. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 19th, 2023.

Vestaboard, Inc.

By /s/ *Dorrian Porter*

     Name: Vestaboard, Inc.

     Title: Founder and CEO

VESTABOARD, INC.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2022 and 2021

VESTABOARD, INC.

TABLE OF CONTENTS



To the Board of Directors of
Vestaboard, Inc.
San Francisco, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vestaboard, Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholder's deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses of $2,517,814 and $2,203,591 and had negative operating cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $11,129,340 and lacks liquid assets to satisfy its obligations as they come due with cash of $685,015 relative to a working capital deficit of $6,321,678 (primarily related to the Company's outstanding convertible notes of $6,662,207). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of a Matter – Restatement of Previously Reported Financial Statements

We also audited the adjustments described in Note 11 that were applied to restate the previously reported 2021 financial statements to correct various errors identified in preparation for and in response to audit procedures. Based on our audit, such adjustments are appropriate and have been properly applied. We have reviewed the previously reported 2021 financial statements of the Company, for which we issued an Independent Accountant's Review Report dated January 19, 2023 which did not identify any material modifications based on the review procedures. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 4, 2023

VESTABOARD, INC.
BALANCE SHEETS
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 685,015	$ 281,706
Accounts receivable	54,711	113,554
Notes receivable	29,024	9,253
Inventory	2,655,970	1,362,715
Inventory deposits	163,853	545,553
Prepaid expenses	28,801	24,109
Total current assets	3,617,374	2,336,890
Non-Current Assets:		
Property and equipment, net	70,583	50,851
Deposits	38,446	16,052
Operating lease right-of-use asset	12,412	-
Total non-current assets	121,441	66,903
TOTAL ASSETS	$ 3,738,815	$ 2,403,793
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 2,178,946	$ 1,128,106
Factoring loans	71,648	158,043
Deferred revenue	861,644	2,462,141
Sales tax payable	152,195	196,234
Operating lease liability	12,412	-
Convertible notes payable	6,337,569	-
Accrued interest payable	324,638	-
Total current liabilities	9,939,052	3,944,524
Non-Current Liabilities:		
Convertible notes payable	-	2,000,000
Accrued interest payable	-	44,721
Total non-current liabilities	-	2,044,721
Total liabilities	9,939,052	5,989,245
Stockholders' Deficit:		
Series Seed 1-A Preferred Stock, $0.0001 par value, 786,480 shares authorized, 786,480 shares issued and outstanding, liquidation preference of $566,266 as of both December 31, 2022 and 2021	79	79
Series Seed 1-B Preferred Stock, $0.0001 par value, 413,439 shares authorized, 413,439 shares issued and outstanding, liquidation preference of $483,724 as of both December 31, 2022 and 2021	41	41
Series Seed 1-C Preferred Stock, $0.0001 par value, 2,352,941 shares authorized, 2,352,941 shares issued and outstanding, liquidation preference of $4,000,000 as of both December 31, 2022 and 2021	236	236
Series Seed 2-C Preferred Stock, $0.0001 par value, 588,235 shares authorized, 198,124 shares issued and outstanding, liquidation preference of $336,810 as of both December 31, 2022 and 2021	19	19
Common Stock, $0.0001 par value, 10,642,066 shares authorized, 5,600,729 and 5,571,800 shares issued and outstanding as of December 31, 2022 and 2021, respectively	561	558
Additional paid-in capital	5,301,942	5,257,195
Receivable from related party	(373,775)	(232,054)
Accumulated deficit	(11,129,340)	(8,611,526)
Total stockholders' deficit	(6,200,237)	(3,585,452)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 3,738,815	$ 2,403,793

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
Net revenue	$ 10,639,654	$ 7,616,198
Cost of net revenue	7,566,174	6,203,030
Gross profit	3,073,480	1,413,168
Operating Expenses:		
General and administrative	1,004,541	772,394
Sales and marketing	3,076,070	1,876,285
Research and development	1,154,572	940,771
Total Operating Expenses	5,235,183	3,589,450
Loss from operations	(2,161,703)	(2,176,282)
Other Income/(Expense):		
Interest income	6,820	5,854
Gain/(Loss) on loan forgiveness	(12,500)	50,800
Interest expense	(350,431)	(83,963)
Total Other Income/(Expense)	(356,111)	(27,309)
Net loss	$ (2,517,814)	$ (2,203,591)

VESTABOARD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2022 and 2021

	Series Seed 1-A Preferred Stock		Series Seed 1-B Preferred Stock		Series Seed 1-C Preferred Stock		Series Seed 2-C Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Receivable from Related Party	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2020	786,480	$ 79	413,439	$ 41	1,697,042	$ 170	-	$ -	5,525,000	$ 553	$ 3,858,540	$ (175,000)	$ (6,407,935)	$ (2,723,552)
Stock issuances for cash	-	-	-	-	655,899	66	-	-	-	-	1,114,978	-	-	1,115,044
Stock issuances for cash - Reg CF offering	-	-	-	-	-	-	194,239	19	-	-	330,187	-	-	330,206
Offering costs	-	-	-	-	-	-	3,885	-	-	-	(102,512)	-	-	(102,512)
Issuance of restricted common stock	-	-	-	-	-	-	-	-	46,800	5	17,311	-	-	17,316
Stock based compensation	-	-	-	-	-	-	-	-	-	-	38,691	-	-	38,691
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	(57,054)	-	(57,054)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,203,591)	(2,203,591)
Balance at December 31, 2021	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,124	$ 19	5,571,800	$ 558	$ 5,257,195	$ (232,054)	$ (8,611,526)	$ (3,585,452)
Offering costs	-	-	-	-	-	-	-	-	-	-	(5,981)	-	-	(5,981)
Exercise of stock options	-	-	-	-	-	-	-	-	1,354	-	501	-	-	501
Issuance of restricted common stock	-	-	-	-	-	-	-	-	27,575	3	10,200	-	-	10,203
Stock based compensation	-	-	-	-	-	-	-	-	-	-	40,027	-	-	40,027
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	(141,721)	-	(141,721)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,517,814)	(2,517,814)
Balance at December 31, 2022	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,124	$ 19	5,600,729	$ 561	$ 5,301,942	$ (373,775)	$ (11,129,340)	$ (6,200,237)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (2,517,814)	$ (2,203,591)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	31,493	11,310
In-kind donation	26,109	30,091
Stock based compensation	50,230	56,007
Loss/(Gain) on loan forgiveness	12,500	(50,800)
Factoring loan fee amortization	53,476	62,400
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	58,843	(94,782)
(Increase)/decrease in inventory	(1,319,364)	(800,340)
(Increase)/decrease in inventory deposits	381,700	1,074,710
(Increase)/decrease in prepaid expenses	(4,692)	(19,942)
(Increase)/decrease in deposits	(22,394)	(14,052)
(Increase)/decrease in operating lease right-of-use asset	(12,412)	-
Increase/(decrease) in accounts payable and accrued expenses	1,050,840	335,756
Increase/(decrease) in sales tax payable	(44,039)	59,052
Increase/(decrease) in deferred revenue	(1,600,497)	(1,741,110)
Increase/(decrease) in accrued interest payable	279,917	44,721
Increase/(decrease) in operating lease liability	12,412	-
Net cash used in operating activities	(3,563,692)	(3,250,570)
Cash Flows from Investing Activities		
Purchase of property and equipment	(51,225)	(51,600)
Advances to related parties, net	(141,721)	(57,054)
Notes receivable, net of repayment	(32,271)	(6,753)
Cash used in investing activities	(225,217)	(115,407)
Cash Flows from Financing Activities		
Proceeds from convertible notes payable	4,337,569	2,000,000
Proceeds from factoring loans	928,000	520,000
Repayments of factoring loans	(1,067,871)	(523,556)
Proceeds from exercise of stock options	501	-
Proceeds from issuance of preferred stock	-	1,115,044
Proceeds from issuance of preferred stock - Reg CF	-	330,206
Offering costs	(5,981)	(102,512)
Net cash provided by financing activities	4,192,218	3,339,182
Net change in cash	403,309	(26,795)
Cash in at beginning of year	281,706	308,501
Cash at end of year	$ 685,015	$ 281,706
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 70,515	$ 39,242
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Broker compensation	$ -	$ 6,604

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Vestaboard, Inc. (the "Company"), is a Delaware company organized on August 5, 2015. The Company is engaged in development, design and direct-to-customer marketing and sales of their smart messaging display product. The Company's headquarters is in San Francisco, California. The Company began operations in 2015.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of right-of-use (ROU) asset, lease liability, accrued expenses, deferred income tax assets, provision for warranty and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company's cash and cash equivalents balances exceed federally insured limits by $297,590 and $0, respectively, subjecting it to significant credit risk and potential losses.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 and 2021, the Company's accounts receivable was $54,711 and $113,554, respectively. As of December 31, 2022 and

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

2021, the management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2022 and 2021, prepaid expenses consisted primarily of insurance payments, marketing subscriptions and promotional event.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first-in, first-out method. The inventory balances were $2,655,970 ($1,552,463 finished goods and $1,103,507 work-in-progress) and $1,362,715 ($915,237 finished goods and $447,478 work-in-progress) as of December 31, 2022 and 2021, respectively. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations. As of December 31, 2022 and 2021, the management determined no reserve for obsolescence or impairment was necessary.

The Company makes deposits on inventory production and recognizes such as inventory deposits on its balance sheets, which amounted to $163,853 and $545,553 as of December 31, 2022 and 2021, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $3,500 as property and equipment. The Company depreciates computer software and industrial equipment using the straight-line method based on its estimated useful life of 3 years and depreciates computer hardware using the double declining method based on its estimated useful life of 5 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2022 and 2021, the management determined no impairment on the Company's property and equipment.

The Company's property and equipment consisted of the following as of December 31, 2022 and 2021:

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

	2022	2021
Computer hardware	$ 13,773	$ 9,017
Computer software	4,290	4,290
Industrial equipment	105,176	58,707
Total	123,239	72,014
Accumulated depreciation	(52,656)	(21,163)
Property and equipment, net	$ 70,583	$ 50,851
Depreciation	$ 31,493	$ 11,310

Impairment of Long-Lived Assets

Company management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2022 or 2021, the Company does not have any impairment losses on long-lived assets.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2022 and 2021. This is primarily composed of pre-orders of the product that have not been delivered by the end of the financial reporting period. Deferred revenue also includes VB Plus subscription, which revenue is normally recognized over the life of the subscription, which is generally 12-36 months.

As of December 31, 2022 and 2021, the Company's deferred revenue was $861,644 and $2,462,141, respectively. For the years ended December 31, 2022 and 2021, changes in deferred revenue are as follow:

	2022	2021
Beginning	$ 2,462,141	$ 4,203,251
Amounts deferred during the year	9,039,157	5,875,088
Revenue recognized	(10,639,654)	(7,616,198)
Ending	$ 861,644	$ 2,462,141

Deferred revenue as of December 31, 2022 and 2021 consists of the following:

	2022	2021
Vestaboard Products	$ 525,797	$ 2,462,141
VB Plus Subscriptions	335,847	-
	$ 861,644	$ 2,462,141

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, receivables, accounts payable and accrued expenses, factoring loans, operating lease liability, factoring loans, convertible notes payable and accrued interest payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Most of the Company's revenue arrangements generally consist of a single performance obligation to transfer the promised goods and services. The Company recognizes revenue as goods are shipped to customers. The Company also sells Vestaboard Plus, a subscription program which allows subscribers to access a library of automated channels, applications and sources of data. The Company recognizes revenue over the term of the subscription, which is generally 12-36 months.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Revenues for the years ended December 31, 2022 and 2021 consists of the following:

	2022	2021
Vestaboard Products	$ 9,764,382	$ 6,992,020
VB Plus Subscriptions	112,639	-
Shipping	731,242	564,481
Installation	31,391	59,697
	$ 10,639,654	$ 7,616,198

Where required, sales taxes are collected at the time of sale and are remitted to the appropriate taxing authorities.

Cost of Net Revenues

Cost of net revenues primarily includes product production costs, shipping fees, merchant fees, facility allocations, warranty expenses, tooling costs, customs fees, contractor fees, and payroll allocations.

The Company records estimates of future warranty costs as liabilities in the balance sheet, which amounted to $99,909 and $52,883 as of December 31, 2022 and 2021, respectively.

Research and Development

In accordance with ASC 730, research and development costs are expensed as incurred. Total expenses related to research and development were $1,154,572 and $940,771 for the years ended December 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expended as incurred. Total advertising costs were $1,330,871 and $863,701 for the years ended December 31, 2022 and 2021, respectively, which are included in sales and marketing expenses in the statements of operations.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840 and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized a lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The cumulative effect of adoption of ASC 842 on Company's balance sheet as of January 1, 2022 is presented below:

	December 31, 2021	ASC 842 Adjustment	January 1, 2022
Right-of-use asset	$ -	$ 26,979	$ 26,979
Other assets	2,403,793	-	2,403,793
Total Assets	2,403,793	26,979	2,430,772
Operating lease liability	-	26,979	26,979
Other liabilities	5,989,245	-	5,989,245
Total Liabilities	5,989,245	26,979	6,016,224
Accumulated deficit	(8,611,526)	-	(8,611,526)
Other equity items	5,026,074	-	5,026,074
Total Stockholders' Deficit	(3,585,452)	-	(3,585,452)
Total Liabilities And Stockholders' Deficit	$ 2,403,793	$ 26,979	$ 2,430,772

Foreign Currency Remeasurements

The Company operates using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended December 31, 2022 and 2021.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and California state income tax returns. The

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

NOTE 3: GOING CONCERN

The Company sustained net losses of $2,517,814 and $2,203,591 and had negative operating cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $11,129,340 and lacks liquid assets to satisfy its obligations as they come due with cash of $685,015 relative to a working capital deficit of $6,321,678 (primarily related to the Company's outstanding convertible notes of $6,662,207). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to fund operations, meet its payment obligations and execute its business plan. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations and/or pursue other strategic avenues to commercialize its technology and its intellectual property could be impaired.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 4: NOTES RECEIVABLE

In August 2021, the Company entered into a loan agreement with one of its employees amounting to $13,067. This loan bears interest at 0.14% per annum, compounded annually and is payable in 12 monthly installments of $1,090, through salary deductions. In July 2022, the Company entered into another loan agreement with the same employee amounting to $50,000. This loan bears interest at 2.50% per annum and is payable in 12 monthly installments, commencing on the first anniversary of the loan, which is July 2023. This loan is not subject to any collateral. Under the terms of the agreement, the loan may be forgiven based on the attainment of certain milestones related to borrower's employment with the Company. In 2022, the borrower paid $10,000 on this loan through salary deduction. In September 2022, the employee resigned from his employment with the Company, effective October 1, 2023. Under the terms of the separation agreement and in connection with the execution of the independent contractor agreement, the $12,500 of the outstanding loan was forgiven. The Company recognized a $12,500 loss on loan forgiveness under other expenses in the statements of operations. Upon execution of the independent contractor agreement, the employee forfeited the 53,275 unvested shares of restricted common stock previously issued. As of December 31, 2022 and 2021, outstanding notes receivable balance was $27,490 and $8,708, respectively. Interest income on notes receivable was not material for the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, receivable from another employee amounted to $1,534 and $545, respectively.

NOTE 5: DEBT FINANCING AGREEMENTS

Factoring Loans

Clearbanc Advances

In 2020 to 2021, the Company entered into revenue share agreements with Clear Finance Technology Corporation (Clearbanc), assigning its receivables totaling to $970,695 for total advances of $866,500. These advances are due for payment based on either 10% or 15% of Company's future receivables collected daily. These advances are not subject to any collateral. The Company incurred $0 and $28,230, net of cashback, financing fees on these advances, which was recorded to interest expense on the statements of operations for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, outstanding balances of these advances were $0 and $158,043, respectively.

Shopify Loans

In 2022, the Company entered into short-term agreements with Shopify totaling $730,000. Total required payments are $788,388 for the whole term of the loans. The Company recorded discount on loans amounting to $58,338, which is being amortized to interest expense over the term of the loans. The loans are being repaid daily at 11% to 15% of the Company's Shopify account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company's balances on its Shopify account. For the year ended December 31, 2022, $42,832 of discount on loan was amortized to interest expense. As of December 31, 2022, the outstanding balance of this loan was $14,448, net of unamortized interest of $1,156.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

PayPal Loans

In 2022, the Company entered into working capital loan agreements with PayPal totaling $198,000. The total required payments are $214,184 for the whole term of the loans. The Company recorded discount on loans amounting to $16,184, which is being amortized to interest expense over the term of the loan. The loans are being repaid daily at 30% of the Company's PayPal account's sales proceeds, which is being deducted automatically until the total required payments are made. The loans are secured by the Company's balances on its PayPal account. For the year ended December 31, 2022, $10,644 of discount on loans was amortized to interest expense. As of December 31, 2022, the outstanding balance of this loan was $57,200, net of unamortized interest of $5,540.

Government and Government-Backed Loan

In April 2020, the Company received $50,800 SBA loan, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted on March 27, 2020. The loan, which was in the form of a note dated April 2020, was to mature in April 2022, incurred interest at a rate of 1.00% per annum. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. In 2021, the Company filed for and was granted full forgiveness of this loan and recognized a $50,800 gain on loan forgiveness under other income in the statements of operations.

Convertible Notes Payable

In 2021, the Company issued Series2021A convertible notes for a total principal of $2,000,000. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023.

In 2022, the Company issued Series2022A, Series2022B and Series2022C convertible notes for a total principal of $2,000,000, $500,000 and $1,837,569, respectively. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023. Also, the Company amended Series2021A, Series2022A and Series2022B, made changes to the definition of majority holder and to what qualifies as a qualified financing.

In the event the Company issues Series2022C convertible notes with proceeds of greater than $2,000,000, the Company and the holder agree that the Company may, at its sole discretion and at any time prior to maturity date, convert the notes into an equity financing, which is Series Seed 1-D preferred stock at valuation price of the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions) immediately prior the qualified financing. In the event of a change of control (as defined in the note agreements), the Company shall repay the holder either, upon the determination of the majority holders, a) the entire balance of the then outstanding note or b) the amount that would be payable in connection with such change in control with respect to that number of shares of common stock if the balance was converted immediately prior to the consummation of such change in control at a conversion price based on the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions). In addition, the notes are subject to automatic conversion upon a qualified equity financing of not less than $2,000,000, where the notes and all accrued but unpaid interest automatically converts into the Company's shares issued in the triggering financing. The conversion rate is either a) a 10% discount, when the Company raises the qualified equity financing before June 30, 2022 or b) a 20% discount, when the Company raises the qualified equity financing after June 30, 2022, to the price per share paid by the cash purchasers in the qualified equity financing. The conversion price of the balance related to qualified financing shall not exceed the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions) immediately prior to the qualified financing.

The Company analyzed the notes for beneficial conversion features and concluded that no beneficial conversion feature discount should be recorded until resolution of the contingency of the qualified equity financing. As no notes had been repaid nor converted under the conversion terms, the outstanding principal was $6,337,569 and $2,000,000 and accrued interest payable was $324,628 and $44,721, respectively. Interest expense incurred on these notes for the years ended December 31, 2022 and 2021 was $279,917 and $44,721, respectively.

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

The Company authorized 4,141,095 shares of preferred stock at $0.0001 par value and 10,642,066 shares of common stock at $0.0001 par value. The Company designated its preferred stock as 786,480 shares of Series Seed 1-A preferred stock, 413,439 shares of Series Seed 1-B preferred stock, 2,352,941 shares of Series Seed 1-C preferred stock and 588,235 shares of Series Seed 2-C preferred stock.

The preferred stockholders have certain preferences over common stockholders and other protective provisions. Preferred stock has a dividend preference over common stock, where dividends of $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock and $1.70 per share for Series Seed 2-C preferred stock must be paid before any dividends to common stockholders and then any dividends after such payments are paid ratably to preferred stock and common stock on an as-converted to common stock basis. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of common stock, initially at a 1:1 rate. All shares of preferred stock are subject to automatic conversion into the Company's common stock upon an initial public offering or by vote or written consent of the requisite holders. Common stock has voting rights of one vote per share. Preferred stock is entitled to vote with holders of common stock on an as-converted basis, except for Series Seed 2-C preferred stock which does not have voting rights.

Preferred stockholders have liquidation preference equal to $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock and $1.70 per share for Series Seed 2-C preferred stock over common stockholders. The total liquidation preference as of December 31, 2022 and 2021 was $5,386,800 and $5,386,800, respectively.

Preferred Stock

In 2020, the Company issued 1,697,042 shares of Series Seed 1-C preferred stock at $1.70 per share for gross proceeds of $2,885,000. The issuance of Series Seed 1-C preferred stock triggered automatic conversion of all SAFE agreements resulting in the conversion of the then outstanding Purchase Amount of $1,050,000 into 786,480 shares of Series Seed 1-A preferred stock at conversion price of $0.72 per share and 413,439 shares of Series 1-B preferred stock in at a conversion price of $1.17 per share.

In 2021, the Company issued 655,899 shares of Series Seed 1-C preferred stock at $1.70 per share for gross proceeds of $1,115,044. Also, the Company undertook an offering of its Series Seed 2-C preferred stock pursuant to a Regulation Crowdfunding offering and issued 194,239 shares of Series Seed 2-C stock at $1.70 per share. The Company received total gross proceeds of $330,206 from this offering. The Company issued 3,885 shares of Series Seed 2-C preferred stock to its broker as compensation. The Company incurred offering costs of $102,512 with these issuances.

As of December 31, 2022 and 2021, 786,480 and 786,480 shares of Series 1-A preferred stock were issued and outstanding, 413,439 and 413,439 shares of Series 1-B preferred stock were issued and outstanding, 2,352,941 and 2,352,941 shares of Series 1-C preferred stock were issued and outstanding, 198,124 and 198,124 shares of Series Seed 2-C preferred stock were issued and outstanding, all respectively.

Common Stock

In 2021, the Company granted 127,650 shares of restricted common stock to its two employees, which were valued at the Company's estimated fair value of its stock and will be recorded as compensation expense as vesting occurs. 35,250 shares vested immediately while the 92,400 shares vest equally over 48 months. In 2022 and 2021, 27,575 and 46,800 shares vested and the Company recorded stock-based compensation expense of $10,203 and $17,316, respectively. In 2022, the remaining 53,275 shares were forfeited, see Note 4 for discussions. There were no unvested restricted common stock shares as of December 31, 2022.

In 2022, an employee exercised stock options into 1,354 shares of common stock at an exercise price of $0.37 per share, resulting in proceeds of $501.

As of December 31, 2022 and 2021, 5,600,729 and 5,571,800 shares of common stock were issued and outstanding, respectively.

2021 Stock Incentive Plan

The Company adopted the *2021 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than the fair market value of Common Stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options. The Company has reserved 975,971 shares of common stock under the Plan. As of December 31, 2022 and 2021, 92,231 and 261,227 shares of common stock were available for grant, respectively.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's Common Stock and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2022 and 2021 under FASB ASC 718 and recorded compensation costs related to the stock option grants of $40,027 and $38,691, respectively. As of December 31, 2022, there was $130,766 of stock-based compensation to be recognized over a weighted-average period of approximately 1.4 years.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

| | December 31, 2022 | | December 31, 2021 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	667,944	$ 0.37	-	$ -
Granted	170,067	$ 0.37	667,944	$ 0.37
Exercised	(1,354)	$ 0.37	-	$ -
Forfeited	(28,646)	$ 0.37	-	$ -
Outstanding - end of year	808,011	$ 0.37	667,944	$ 0.37
Exercisable at end of year	395,455	$ 0.37	198,787	$ 0.37
Weighted average grant date fair value of options granted during year	$ 0.23		$ 0.21	
Intrinsic value of options outstanding at year-end	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	8.77		9.6	
Weighted average duration (years) to expiration of exercisable options at year-end	8.59		9.6	

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Risk Free Interest Rate	1.55% - 4.06%	0.71% - 1.38%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5 - 7	5 - 7
Fair Value per Stock Option	$0.22 - $0.23	$0.19 - $0.22

NOTE 7: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Lease Commitments

The Company entered into various operating lease agreements for offices and storage spaces on various locations. These spaces are being rented on a month-to-month basis with monthly payment ranges from $800 to $2,833.

In February 2019, the Company entered into a 1-year operating lease agreement, which commenced in March 2021, for office and storage space. The agreement requires a security deposit of $3,000 and monthly payments of $2,600. Additionally, the Company is responsible for common area maintenance and internet, which totals $400 per month. In 2022, the Company renewed an operating lease agreement for another year, which commenced in March 2022, for an office and storage space. The agreement called for monthly payments of $2,870. Additionally, the Company is responsible for common area maintenance and internet, which totals $437 per month.

In October 2021, the Company entered into a 5-year operating lease agreement, which commenced in October 2021, for office and storage space. The agreement requires monthly payments of $1,261 for the first year, $1,402 for the second year, $1,437 for the third and fourth year and $1,472 for the fifth year. Additionally, the Company is responsible for common area maintenance, property taxes, insurance and internet, which currently totals $405 per month. In March 2022, this lease agreement was amended, changing the monthly rental payment to $1,402 all throughout the lease term and shortening the lease term to 2 years, with September 30, 2023, as the lease end date. The Company recognized an operating ROU asset and operating lease liability, both for $26,979, using the Company's incremental borrowing rate at 6% and remaining lease term of 1.75 years. As of December 31, 2022, the carrying amount of the operating ROU asset was $12,412, net of accumulated amortization of $14,566 and the carrying amount of the operating lease liability was $12,412, net of unamortized interest of $14,566. As of December 31, 2022, the remaining term of this lease was 0.75 year.

In March 2022, the Company entered into a 4-month operating lease agreement, which commenced in March 2022, for office and storage space. The agreement requires monthly payments of $2,100. In July 2022, this lease agreement was renewed on a month-to-month basis with monthly payment of $2,306.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Total expenses related to lease agreements were $105,121 and $68,821 for the years ended December 31, 2022 and 2021, respectively. Future minimum payment obligations under these leases are $18,335, which is due in 2023.

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$ 12,722
Total undiscounted cash flows	12,722
Unamortized interest	(310)
Present value of operating lease liability	$ 12,412
Operating lease liability, current	$ 12,412
Operating lease liability, non-current	-
Present value of operating lease liability	$ 12,412

Supplemental cash flow information related to leases for the year ended December 31, 2022 are as follows:

Cash paid for amounts included in the measurement of lease libility:	
Operating cash flows for operating leases	$ 16,820
Lease liability arising from obtaining right-of-use asset:	
Operating lease	$ 27,876

Litigation

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Concentrations

For the years ended December 31, 2022 and 2021, approximately 89% and 94%, respectively, of the Company's materials are procured through a single supplier. As of December 31, 2022 and 2021, the Company has significant concentrations on its accounts payable where approximately 82% and 81% of its accounts payable balance as of December 31 2022 and 2021, respectively, were due to this single supplier. Should this supplier no longer be willing or able to satisfy the Company's product needs it could adversely affect the Company's business.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 8: RELATED PARTY TRANSACTIONS

The Company's founder is the majority shareholder, Chief Executive Officer and sole director of the Company. In 2020, the Company loaned funds to the Company's founder amounting to $322,000, which bears 3% per annum and was payable on demand no later than December 31, 2022. Interest is payable annually. On December 31, 2020, the Company forgave a portion of this loan's principal balance amounting to $150,000 and accrued interest of $3,946, which the Company recognized a total of $153,946 loss on loan forgiveness under other expenses in the statement of operations. The forgiveness is in consideration of the founder's work performed for the Company. In 2022 and 2021, the Company loaned additional funds to the founder amounting to $141,721 and $57,054, respectively. On December 31, 2022, the Company entered an amended and restated unsecured promissory note with its founder for a total loan of $375,000, inclusive of interest accrued on prior outstanding principal, which bears 3% per annum and is payable on December 31, 2025. The promissory note amended and restated all amounts loaned to the founder.

As of December 31, 2022 and 2021, the Company's outstanding receivable from its founder was $373,775 (net of $1,225 reimbursable expenses payable) and $232,054 (includes accrued interest of $5,854), respectively. The related party receivable is presented as a component of stockholders' deficit.

Effective December 31, 2020, the Company's founder is being paid an annual salary of $200,000 plus an acceptance bonus of $25,000. For the years ended December 31, 2022 and 2021, the Company founder's salary was $230,000 and $225,000, including bonuses, respectively.

NOTE 9: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2022 and 2021 are summarized below:

	2022	2021
Net operating loss carryforward	$ 2,249,457	$ 1,588,300
R&D credit carryforward	177,555	135,040
Depreciation of property and equipment	5,190	1,385
Deferred tax assets	2,432,203	1,724,725
Valuation allowance	(2,432,203)	(1,724,725)
Net deferred tax assets	$ -	$ -

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

A reconciliation of the U.S federal income tax rate to the Company's effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
U.S federal statutory income tax	21.00%	21.00%
State tax rate, net of federal benefit	5.73%	5.73%
Deductible expenses	0.05%	0.98%
Nondeductible expenses	(0.32%)	(0.35%)
Nontaxable gain	-	0.48%
Change in valuation allowance	(26.46%)	(27.84%)
Effective tax rate	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated taxable income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.7%. The increase in the valuation allowance for the year ended December 31, 2022 was approximately $707,000.

At December 31, 2022 and 2021, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $8.42 million and $5.94 million, respectively. Federal NOL incurred prior to tax year 2018 amounting to $0.69 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $7.73 million and $5.25 million as of December 31, 2022 and 2021, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has approximately $178,000 of research and development credits that will expire in 2029, if unused.

As a result of the Company's equity financing in recent years, the Company underwent changes in ownership for purposes of the Tax Reform Act. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company's net operating loss carry forwards and tax credits may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize an ROU asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard effective in these financial statements, which did not have a material impact on beginning accumulated deficit.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 11: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company restated its previously reported financial statements for the year ended December 31, 2021 and all related disclosures. The following is a comparison of the previously reported financial statements and restated financial statements:

BALANCE SHEET

	December 31, 2021		
	As Previously Reported	Adjustments	As Restated
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 281,706	$ -	$ 281,706
Accounts receivable	231,867	(118,313)	113,554
Receivable from employees	9,253	-	9,253
Inventory	1,912,120	(549,405)	1,362,715
Inventory deposits	-	545,553	545,553
Prepaid expenses	24,109	-	24,109
Total current assets	2,459,055	(122,165)	2,336,890
Noncurrent assets:			
Property and equipment, net	50,851	-	50,851
Security deposits	16,052	-	16,052
Total noncurrent assets	66,903	-	66,903
TOTAL ASSETS	$ 2,525,958	$ (122,165)	$ 2,403,793
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current liabilities:			
Accounts payable and accrued expenses	$ 1,086,866	$ 41,240	$ 1,128,106
Factoring loans	158,043	-	158,043
Sales tax payable	200,406	(4,172)	196,234
Deferred revenue	2,626,815	(164,674)	2,462,141
Total current liabilities	4,072,130	(127,606)	3,944,524
Noncurrent liabilities:			
Covertible notes payable	2,000,000	-	2,000,000
Accrued interest payable	44,721	-	44,721
Total noncurrent liabilities	2,044,721	-	2,044,721
Total Liabilities	6,116,851	(127,606)	5,989,245
Stockholders' Deficit			
Series Seed 1-A Preferred Stock	79	-	79
Series Seed 1-B Preferred Stock	41	-	41
Series Seed 1-C Preferred Stock	236	-	236
Series Seed 2-C Preferred Stock	19	-	19
Common Stock	558	-	558
Additional paid-in capital	5,077,285	179,910	5,257,195
Receivable from related party	(232,054)	-	(232,054)
Accumulated deficit	(8,437,057)	(174,469)	(8,611,526)
Total Stockholders' Deficit	(3,590,893)	5,441	(3,585,452)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,525,958	$ (122,165)	$ 2,403,793

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

STATEMENTS OF OPERATIONS

	2021		
	As Previously Reported	Adjustments	As Restated
Sales, net	$ 7,565,665	$ 50,533	$ 7,616,198
Cost of goods sold	6,168,379	34,651	6,203,030
Gross profit/(loss)	1,397,286	15,882	1,413,168
Operating Expenses:			
General and administrative	780,512	(8,118)	772,394
Sales and marketing	1,782,501	93,784	1,876,285
Research and development	932,934	7,837	940,771
Total Operating Expenses	3,495,947	93,503	3,589,450
Loss from operations	(2,098,661)	(77,621)	(2,176,282)
Other Income/(Expense):			
Interest income	5,854	-	5,854
Gain/(Loss) on loan forgiveness	50,850	(50)	50,800
Interest expense	(83,963)	-	(83,963)
Total Other Income/(Expense)	(27,259)	(50)	(27,309)
Net loss	$ (2,125,920)	$ (77,671)	$ (2,203,591)

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

	2021		
	As Previously Reported	Adjustments	As Restated
Cash Flows from Operating Activities			
Net loss	$ (2,125,920)	$ (77,671)	$ (2,203,591)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	11,310	-	11,310
In-kind donation	-	30,091	30,091
Loss/(Gain) on loan forgiveness	(50,850)	50	(50,800)
Stock based compensation	56,007	-	56,007
Factoring loan fee amortization	-	62,400	62,400
Change in operating assets and liabilities:			
(Increase)/decrease in accounts receivable	(213,095)	118,313	(94,782)
(Increase)/decrease in inventory	269,810	(1,070,150)	(800,340)
(Increase)/decrease in inventory deposits	-	1,074,710	1,074,710
(Increase)/decrease in prepaid expenses	(19,942)	-	(19,942)
(Increase)/decrease in deposits	(14,052)	-	(14,052)
Increase/(decrease) in accounts payable and accrued expenses	368,690	(32,934)	335,756
Increase/(decrease) in sales tax payable	63,224	(4,172)	59,052
Increase/(decrease) in deferred revenue	(1,576,436)	(164,674)	(1,741,110)
Increase/(decrease) in accrued interest payable	44,721	-	44,721
	(3,186,533)	(64,037)	(3,250,570)
Cash Flows from Investing Activities			
Purchase of property and equipment	(51,600)	-	(51,600)
Advances to related parties, net	-	(57,054)	(57,054)
Notes receivable, net of repayment	-	(6,753)	(6,753)
	(51,600)	(63,807)	(115,407)
Cash Flows from Financing Activities			
Advances to related parties	(57,054)	57,054	-
Notes receivable, net of repayment	(6,753)	6,753	-
Proceeds from convertible notes payable	2,000,000	-	2,000,000
Proceeds from factoring loans	-	520,000	520,000
Repayments of factoring loans	-	(523,556)	(523,556)
Proceeds from issuance of preferred stock	1,115,044	-	1,115,044
Proceeds from issuance of preferred stock - Reg CF	330,206	-	330,206
Offering costs	(170,105)	67,593	(102,512)
	3,211,338	127,844	3,339,182
Net change in cash	(26,795)	-	(26,795)
Cash in at beginning of year	308,501	-	308,501
Cash at end of year	$ 281,706	$ -	$ 281,706
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	$ 39,242	$ -	$ 39,242
Cash paid for income taxes	$ -	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:			
Broker compensation	$ 6,604	$ -	$ 6,604

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 12: SUBSEQUENT EVENTS

Convertible Notes Payable

Subsequent to December 31, 2022, the Company issued Series2022C convertible note for a total principal of $145,000. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023, the maturity date. This note have the same conversion features as those Series2022C issued in 2022, as discussed in Note 5.

Shopify Loans

Subsequent to December 31, 2022, the Company entered into short-term agreements with Shopify totaling $584,000. Total required payments are $630,720 for the whole term of the loans. These loans have the same terms as those Shopify loans entered in 2022, as discussed in Note 5.

Paperstack Capital Advances

Subsequent to December 31, 2022, the Company entered into sales of future receipts agreements with Paperstack Capital, LLC, assigned its future receipts totaling to $660,000 for total advances of $610,000. These advances are due for payment based on either 15% or 19% of Company's future receipts collected daily.

Management's Evaluation

Management has evaluated subsequent events through May 4, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Dorrian Porter, Principal Executive Officer of Vestaboard, Inc., hereby certify that the financial statements of Vestaboard, Inc. included in this Report are true and complete in all material respects.

Dorrian Porter

Founder and CEO